Exhibit 99.1
RANDGOLD RESOURCES LIMITED
 Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
ANNOUNCEMENT OF Q4/YEAR END RESULTS — MONDAY 9 FEBRUARY 2009

The year-end (Q4) results will be released electronically on Monday 9 February at 07:00GMT. The full results will also be published on our website at www.randgoldresources.com. The PowerPoint presentation will be available on the site from 11:30GMT.

VIDEO-LINKED GROUP PRESENTATIONS — LONDON & CAPE TOWN
London

Date:	Monday 9 February 2009
Time:	11:45 for 12:00 (followed by a finger lunch)
Venue:	Forum 1, London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
Cape Town

Date:	Monday 9 February 2009
Time:	13:45 for 14:00 (refreshments served after the presentation)
Venue:	Vasco da Gama Room, Level B2, Westin Grand Cape Town Arabella Quays, 1 Lower Long Street, Convention Square, Cape Town, 8001, South Africa
If you wish to attend one of the above presentations, please contact Kathy du Plessis at randgoldresources@dpapr.com or on +44 20 7557 7738
SIMULTANEOUS AUDIO WEBCAST OF PRESENTATION
A live Audio Webcast of the presentation to analysts will be available on the company’s website from 12:00GMT (14:00SA) and will remain on the site for later viewing.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.

CONFERENCE CALL — INTERNATIONAL INVESTOR CALL
08:00Pacific (USA/Canada) * 11:00Eastern (USA/Canada) * 16:00GMT (UK) * 17:00Central Europe * 18:00SA
DIAL-IN NUMBERS — LIVE CALL Access code ‘RANDGOLD RESOURCES’
UK — Toll-free 0800 917 7042
USA — Toll 1-412 858 4600, Toll-free 1-800 860 2442
Canada — Toll-free 1-866 519 5086
Europe — Toll +41 916 105 600, Toll-free +800 246 78 700
Hong Kong — Toll-free +800 966 421
Australia — Toll-free 1-800 350 100
South Africa — Toll 011 535 3600, Toll-free 0800 200 648

OPTION — WE CALL YOU
If you wish us to call you for the conference call, please contact us (details below)
PLAYBACK - (replay available 2 hours after the call, for 48 hours) Access Code 2649#
UK — Toll-free 0808 234 6771
USA/Canada — Toll 1 412 317 0088
Europe — Toll +41 91 612 4330
South Africa — Toll 011 305 2030
TRANSCRIPT
Please advise us by e-mail or fax, with your details, if you would like to be sent a copy of the transcript of the conference call.

RANDGOLD RESOURCES INVESTOR & MEDIA RELATIONS
Kathy du Plessis
randgoldresources@dpapr.com
Tel/Mobile +44 20 7557 7738
Fax +27 11 728 2547
www.randgoldresources.com